

Mail Stop 3030

March 10, 2009

Via Facsimile and U.S. Mail

Mr. Glen A. Little
Chief Executive Officer
Truewest Corporation
211 West Wall Street
Midland, TX 79701

>   **Re: Truewest Corporation**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
>   **Filed October 17, 2008**
>   **Form 10-Q for the Quarter Ended December 31, 2008**
>   **File No. 000-26504**

Dear Mr. Little:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Financial Statements, page F-1

Report of Registered Independent Certified Public Accounting Firm, page 2

1.   We note that the inception to date amounts included in the consolidated statements of stockholders' equity from July 5, 1989 to September 30, 2005 are not covered by an audit report included in the current filing as the auditor(s) of those periods has not reissued the opinions covering those periods as would be required under AU 508 . In future filings please label these periods included in the statement of stockholder's equity as "unaudited." In addition, since the entire inception to date amounts included in the statements of operations and statements of cash flows are not covered by currently reissued audit reports, in future filings, please label the statements as "unaudited". Alternatively, if you wish to keep your current presentation, please include currently reissued audit reports from the predecessor auditor(s) covering each of these periods.

Statement of Changes in Stockholders' Equity, page F-5

2.   We note your disclosure on page F-18 and on page 13 of your December 31, 2008 Form 10-Q that you completed a reverse stock split during *December 2008*. However, it appears that you actually completed a reverse stock split during *December 2007*. Please revise your disclosure on page F-18 and on page 13 of your December 31, 2008 Form 10-Q in future filings to clearly state, if true, that you completed a reverse stock split during December 2007.

3.   Further to the above, please explain to us why you did not retroactively restate the number of shares outstanding that is presented within your statement of changes in stockholders' equity *for all periods presented since inception* upon completion of the December 2007 reverse stock split. Refer to paragraph 54 of SFAS 128.

Notes to Financial Statements, page F-13

Note 4. Earnings (Loss) per Share, page F-15

4.   Please revise this note in future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for each of the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

Form 10-Q for the Quarter Ended December 31, 2008

Item 4. Controls and Procedures, page 16

5.   The language that is currently included after the word "effective" appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1

6.   We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you replace the word "registrant" with "small business issuer" in paragraphs 3, 4, and 5. Please revise your future filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief